SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                          Speedcom Wireless Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    847703105
                                    ---------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5850

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 4, 2005
                        ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SDS Capital Group SPC, Ltd.
----------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [X]
      (b)   [ ]
----------------------------------------------------------------------------
3.    SEC Use Only
----------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
----------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                    [  ]
----------------------------------------------------------------------------
6.    Citizenship or Place of Organization Cayman Islands
----------------------------------------------------------------------------
Number of                   7.    Sole Voting Power   24,886,407
Shares Bene-               -------------------------------------------------
ficially Owned              8.    Shared Voting Power          0
By Each                    -------------------------------------------------
Reporting                   9.    Sole Dispositive Power  24,886,407
Person With                -------------------------------------------------
                           10.    Shared Dispositive Power     0
----------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      24,886,407
----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                          [ ]
----------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      21.6%
----------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
----------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      SDS Management, LLC
----------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [X]
      (b)   [ ]
----------------------------------------------------------------------------
3.    SEC Use Only
----------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
----------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                              [  ]
----------------------------------------------------------------------------
6.    Citizenship or Place of Organization Delaware
----------------------------------------------------------------------------
Number of                 7.    Sole Voting Power            0
Shares Bene-             ---------------------------------------------------
ficially Owned            8.    Shared Voting Power 24,886,407
By Each                  ---------------------------------------------------
Reporting                 9.    Sole Dispositive Power       0
Person With              ---------------------------------------------------
                         10.   Shared Dispositive Power  24,886,407
----------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      24,886,407
----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                   [  ]
----------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      21.6%
----------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
----------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Mr. Steven Derby
----------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [X]
      (b)   [ ]
----------------------------------------------------------------------------
3.    SEC Use Only
----------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
----------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)         [ ]
----------------------------------------------------------------------------
6.    Citizenship or Place of OrganizationUnited States
----------------------------------------------------------------------------
Number of                7.    Sole Voting Power            0
Shares Bene-            ----------------------------------------------------
ficially Owned           8.    Shared Voting Power   24,886,407
By Each                 ----------------------------------------------------
Reporting                9.    Sole Dispositive Power       0
Person With             ----------------------------------------------------
                        10.    Shared Dispositive Power  24,886,407
----------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      24,886,407
----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [  ]
----------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      21.6%
----------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
----------------------------------------------------------------------------

                                  Introduction
                                  ------------

      This Amendment No. 2 to Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of Speedcom Wireless Corporation, a Delaware corporation ("Speedcom"). The Reporting Person filed an initial Schedule 13D on January 30, 2004 and Amendment No. 1 to Schedule 13D on February 11, 2004.

Item 1.  Security and Issuer

      This statement relates to the Common Stock of Speedcom Wireless Corporation. Speedcom's executive offices are located at 7020 Professional Parkway East, Sarasota, FL 34240.

Item 2.  Identity and Background

      This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

            (a)   Not applicable.

            (b)   Not applicable.

            (c)   Not applicable.

            (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

            (f)   Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

      Pursuant to an Exchange Agreement dated as of January 25, 2005 between the Reporting Person and Speedcom, on February 4, 2005, Speedcom issued to the Reporting Person one share of common stock for every three shares of common stock issuable upon the exercise of warrants held by the Reporting Person to purchase an aggregate of 909,065 shares of common stock. The exercise price of the warrants was $2.50 per share. Pursuant to the Exchange Agreement, the Reporting Person acquired 303,021 shares of Common Stock.

      Please see the Schedule 13D filed on January 30, 2004 and Amendment No. 1 to Schedule 13D filed on February 11, 2004 for a description of the previous transactions effected with respect to Speedcom securities and the source and amount of funds or other consideration provided in connection with such transactions.

Item 4.  Purpose of Transaction

      The purpose of the acquisitions by the Reporting Person was to purchase and acquire securities of Speedcom for investment purposes. Please see the
Schedule 13D filed on January 30, 2004 and Amendment No. 1 to Schedule 13D filed on February 11, 2004 for a description of the previous transactions effected with respect to Speedcom securities.

      Except as disclosed herein or in the Schedule 13D filed on January 30, 2004 and Amendment No. 1 to Schedule 13D filed on February 11, 2004, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Speedcom or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Speedcom or any of its subsidiaries; (iii) any change in the present board of directors or management of Speedcom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of Speedcom; (v) any other material change in Speedcom's business or corporate structure, (vi) any changes in Speedcom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Speedcom by any person; (vii) causing a class of securities of Speedcom to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Speedcom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

1.  The Reporting Person.

            (a)   Amount beneficially owned: 24,886,407 shares of Common Stock.

            (b)   Percent of Class: 21.6%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 24,886,407

                  (ii)  shared power to vote or direct the vote:   0

                  (iii) sole power to dispose or direct the disposition of:
                        24,886,407

                  (iv)  shared power to dispose or direct the disposition of:
                        0

2.  The Investment Manager - same as Mr. Derby, see below.

3.  Mr. Derby.

            (a)   Amount beneficially owned: 24,886,407 shares of Common Stock.

            (b)   Percent of Class: 21.6%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:  0

                  (ii)  shared power to vote or direct the vote: 24,886,407

                  (iii) sole power to dispose or direct the disposition of:  0

                  (iv)  shared power to dispose or direct the disposition of:
                        24,886,407

      During the past 60 days the Reporting Person has effected the following transactions:

      Pursuant to an Exchange Agreement dated as of January 25, 2005 between the Reporting Person and Speedcom, on February 4, 2005, Speedcom issued to the Reporting Person one share of common stock for every three shares of common stock issuable upon the exercise of warrants held by the Reporting Person to purchase an aggregate of 909,065 shares of common stock. The exercise price of the warrants was $2.50 per share. Pursuant to the Exchange Agreement, the Reporting Person acquired 303,021 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, in the Exhibits herewith or in the Schedule 13D filed on January 30, 2004 and

Amendment No. 1 to Schedule 13D filed on February 11, 2004, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Speedcom, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1   Joint Filing Agreement.

Exhibit 2 Form of Exchange Agreement dated as of January 25, 2005 by and between Speedcom and the Reporting Person.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005


                                       SDS CAPITAL GROUP SPC, LTD.
                                       By:  SDS Management, LLC,
                                             its Investment Manager

                                       By: /s/ Steven Derby
                                          ------------------------------
                                          Name:  Steven Derby
                                          Title: Managing Member


                                       SDS MANAGEMENT, LLC

                                       By: /s/ Steven Derby
                                          ------------------------------
                                          Name:  Steven Derby
                                          Title: Managing Member


                                       /s/ Steven Derby
                                       ---------------------------------
                                           Steven Derby

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 2 to Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: February 11, 2005


                                       SDS CAPITAL GROUP SPC, LTD.
                                       By:  SDS Management, LLC,
                                            its Investment Manager

                                       By: /s/ Steven Derby
                                          ------------------------------
                                          Name:  Steven Derby
                                          Title: Managing Member


                                       SDS MANAGEMENT, LLC

                                       By: /s/ Steven Derby
                                          ------------------------------
                                          Name:  Steven Derby
                                          Title: Managing Member


                                       /s/ Steven Derby
                                       -------------------------------
                                           Steven Derby

                                    EXHIBIT 2
                           FORM OF EXCHANGE AGREEMENT


January 25, 2005

            Exchange of Series A Warrants for Shares of Common Stock.
            ---------------------------------------------------------

To: Holders of Series A Warrants

      Reference is hereby made to the Series A warrants (the "Series A Warrants") to purchase shares of common stock (the "Common Stock") of Speedcom Wireless Corporation, a Delaware corporation (the "Company"), issued to the holders of the Series A Warrants listed on the signature pages hereto (each, a "Holder" and collectively, the "Holders"). The Company hereby agrees to issue to each Holder in exchange for such Holder canceling its Series A Warrant one (1) restricted share of Common Stock for every three (3) shares of Common Stock issuable upon the exercise of such Holder's Series A Warrant.

      In consideration of the Company's issuance of shares of Common Stock in exchange for cancellation of such Holder's Series A Warrant, the undersigned Holder hereby releases the Company and its successors and assigns, if any, from any and all claims, suits, damages or obligations which the Series A Holder could assert against the Company relating to or arising out of the issuance of the Series A Warrants and the transactions contemplated thereby.

      Upon the issuance of the shares of Common Stock to the Holders pursuant to the exchange of the Holder's Series A Warrants, the Series A Warrants shall automatically be deemed cancelled irrespective of whether the original Series A Warrants are delivered to the Company. Notwithstanding the foregoing to the contrary and for purposes of administrative convenience to the Company, the Company requests that all original Series A Warrants be delivered to Speedcom Wireless Corporation, 7020 Professional Parkway East, Sarasota, FL 34240,
Attention: Gil Sharell, Tel. No.: (941) 907-2361, Fax No.: (941) 907-2392.

      Please provide in the place indicated below the Holder's address and related contact information to deliver the shares of Common Stock upon exchange of the Series A Warrants and kindly return the signed copy to the attention of Gil Sharell at the fax number listed above.

      This letter agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

      Kindly acknowledge your agreement to the foregoing by signing in the place indicated below and returning the signed copy to the Company.

                                    Sincerely,

                                    SPEEDCOM WIRELESS CORPORATION


                                    By:  _____________________________
                                         Name:
                                         Title:


      Agreed and accepted:

      SERIES A WARRANT HOLDER:


      By:_______________________
         Name:
         Title:


      Holder's address for delivery of Common Stock:
      ----------------------------------------------

      __________________________
      __________________________
      __________________________
      Tel. No.: __________________